SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

Telenav, Inc.

(NAME OF THE ISSUER)

Telenav, Inc.

V99, Inc.

Telenav99, Inc.

H.P. Jin

Samuel Chen

Fiona Chang

Digital Mobile Venture Limited

Yi-Ting Chen

Yi-Chun Chen

Changbin Wang

(Names of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

879455 10 3

(CUSIP Number of Class of Securities)

H.P. Jin

c/o Telenav, Inc.

4655 Great America Parkway, Suite 300

Santa Clara, CA 95054

(408) 245-3800

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Lior O. Nuchi Norton Rose Fulbright US LLP 555 California Street San Francisco, California 94104 (628) 231-6817

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$257,362,867.20	$28,078.29

*

Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The transaction value is based on the sum of the aggregate cash payment for (a) the proposed per share cash payment of $4.80 for 47,980,554 shares of Common Stock issued and outstanding as of December 5, 2020, (b) 4,356,710 shares of Common Stock underlying outstanding and unvested restricted stock units (“RSUs”) as of December 5, 2020 (which will either be cancelled in exchange for a cash payment of $4.80 per RSU or substituted into the unfunded, unsecured right to receive a cash payment of $4.80 per RSU), and (c) a maximum of 1,280,000 shares of Common Stock underlying outstanding purchase rights under Telenav’s 2019 Employee Stock Purchase Plan as of December 5, 2020.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001091.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $28,078.29	Filing Party: Telenav, Inc.
Form or Registration No.: Schedule 14A – Preliminary Proxy Statement	Date Filed: December 18, 2020

INTRODUCTION

This Amendment No. 1 to Rule 13E-3 Transaction Statement (as amended, this “Transaction Statement”), amends and supersedes the Rule 13E-3 Transaction Statement originally filed on December 21, 2020, which Transaction Statement, together with the exhibits hereto, is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) Telenav, Inc., a Delaware corporation (the “Company”), and the issuer of the shares of common stock, par value $0.001 per share (the “Common Stock”) that are subject to the Rule 13e-3 transaction; (ii) V99, Inc., a Delaware corporation (“Parent”); (iii) Telenav99, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Purchaser Parties”); (iv) H.P. Jin (“Dr. Jin”); (v) Digital Mobile Venture Limited, a British Virgin Islands company (“Digital”); (vi) Samuel Chen; (vii) Fiona Chang; (viii) Yi-Ting Chen; (ix) Yi-Chun Chen; and (x) Changbin Wang (together with the Purchaser Parties, Dr. Jin, Digital, Samuel Chen, Fiona Chang, Yi-Ting Chen and Yi-Chun Chen, the “Purchaser Group”). Collectively, the persons filing this Transaction Statement are referred to as the “Filing Persons.”

On November 2, 2020, the Company, Parent and Merger Sub entered into an Agreement and Plan of Merger (as amended on December 17, 2020 or thereafter amended or supplemented, the “Merger Agreement”), pursuant to which Merger Sub shall merge with and into the Company, with the Company surviving the Merger as a wholly-owned subsidiary of Parent (the “Merger”). Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company at which the holders of the Common Stock will be asked to consider and vote on a proposal to adopt the Merger Agreement. The adoption of the Merger Agreement by the affirmative vote of the holders of (i) at least a majority of the outstanding shares of Common Stock and (ii) at least sixty-six and two-thirds percent of the outstanding shares of Common Stock not beneficially owned by any member of the Purchaser Group (and any affiliate of the foregoing Purchaser Group or any trust in which a member of the Purchaser Group is a beneficiary). A copy of the Proxy Statement is attached hereto as Exhibit (a)(2)(i) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement.

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of the Common Stock outstanding immediately prior to the Effective Time (other than shares held by any of the Company’s stockholders who are entitled to and properly exercise appraisal rights under Delaware law (“dissenting shares”)) will be converted into the right to receive $4.80 in cash, without interest (the “Merger Consideration”), less any applicable withholding taxes, whereupon all such shares will be automatically canceled and will cease to exist, and the holders of such shares will cease to have any rights with respect thereto other than the right to receive the Merger Consideration.

At the Effective Time, each stock option of the Company that is outstanding and unexercised as of immediately prior to the Effective Time, will immediately vest and be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the excess, if any, of the Merger Consideration over the per share exercise price of such stock option, and (ii) the total number of shares of Common Stock subject to such stock option as of immediately prior to the Effective Time, less any taxes required to be withheld (provided, however, that any stock option for which its per share exercise price is greater than the Merger Consideration will be cancelled and terminated at the Effective Time for no consideration).

The Company’s restricted stock unit awards covering shares of Common Stock (“RSUs”) that are outstanding and vested as of immediately prior to the Effective Time but for which the shares of Common Stock issuable with respect thereto have not yet been delivered prior to the Effective Time will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the Merger Consideration for each share of Common Stock otherwise deliverable in settlement of such vested RSUs, less any taxes required to be withheld.

Each RSU that is unvested, outstanding and unsettled immediately prior to the Effective Time will be cancelled and converted into the unfunded, unsecured right to receive an amount in cash, without interest, equal to the Merger Consideration (less any taxes required to be withheld), subject to the holder’s satisfaction of any vesting based on continued service (including any accelerated vesting in connection with a termination of service) that applied to the corresponding RSU immediately prior to the Effective Time.

As of December 31, 2020, the members of the Purchaser Group beneficially owned 16,629,786 shares of Common Stock, representing approximately 34.6% of the Company’s total issued and outstanding Common Stock (including 103,507 shares of Common Stock issuable upon the exercise of options exercisable within 60 days of December 31, 2020 or upon the settlement of restricted stock units that vest within 60 days of December 31, 2020).

The board of directors of the Company formed a special committee comprised entirely of independent and disinterested directors, consisting of Douglas Miller, Wes Cummins and Randy Ortiz (the “Special Committee”) to consider and negotiate the terms and conditions of the Merger and to recommend to the board of directors whether to pursue the Merger and, if so, on what terms and conditions.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E- 3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated by reference herein in its entirety, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

While each of the Filing Persons acknowledges that the Merger is a going private transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1. Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND MERGER”

Item 2. Subject Company Information

Regulation M-A Item 1002

(a)	Name and Address. The information set forth in the Proxy Statement under the caption “THE PARTIES TO THE MERGER” is incorporated herein by reference.

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Record Date and Quorum”

“THE SPECIAL MEETING OF TELENAV’S STOCKHOLDERS—Who Can Vote at the Special Meeting”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET—Market Price of Telenav’s Common Stock” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Proxy Statement under the caption “SELECTED CONSOLIDATED FINANCIAL DATA OF TELENAV” is incorporated herein by reference.

(e)	Prior Public Offerings. Not applicable.

(f)

Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT—Transactions in Common Stock” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

Regulation M-A Item 1003

(a)-(c)

Name and Address; Business and Background of Entities; Business and Background of Natural Persons. Telenav, Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“THE PARTIES TO THE MERGER”

“CERTAIN INFORMATION REGARDING THE PURCHASER GROUP”

Item 4. Terms of the Transaction

Regulation M-A Item 1004

(a)	Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Telenav Special Committee and the Telenav Board of Directors; Purposes and Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Purchaser Group for the Merger”

“SPECIAL FACTORS—Position of the Purchaser Group as to the Fairness of the Merger”

“SPECIAL FACTORS—Plans for Telenav After the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of Telenav’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Interests of the Purchaser Group in the Merger”

“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences of the Merger”

“THE SPECIAL MEETING OF TELENAV’S STOCKHOLDERS—Votes Required”

“PROPOSAL 1: MERGER AGREEMENT PROPOSAL”

“THE MERGER AGREEMENT—Consideration to be Received in the Merger”

“THE MERGER AGREEMENT—Payment for the Common Stock”

“THE MERGER AGREEMENT—Treatment of Options”

“THE MERGER AGREEMENT—Treatment of RSUs”

“THE MERGER AGREEMENT—Treatment of the ESPP”

“THE MERGER AGREEMENT—Conditions to Completion of the Merger”

ANNEX A: AGREEMENT AND PLAN OF MERGER

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND MERGER”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of Telenav’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Interests of the Purchaser Group in the Merger”

“THE MERGER AGREEMENT—Consideration to be Received in the Merger”

“THE MERGER AGREEMENT—Payment for the Common Stock”

“THE MERGER AGREEMENT—Treatment of Options”

“THE MERGER AGREEMENT—Treatment of RSUs”

ANNEX A: AGREEMENT AND PLAN OF MERGER

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET—Appraisal Rights”

“APPRAISAL RIGHTS”

“THE MERGER AGREEMENT—Consideration to be Received in the Merger”

ANNEX C: SECTION 262 OF DELAWARE GENERAL CORPORATION LAW

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption “PROVISIONS FOR UNAFFILIATED STOCKHOLDERS” is incorporated herein by reference.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of Telenav’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

“VOTING AND SUPPORT AGREEMENT”

ANNEX A: AGREEMENT AND PLAN OF MERGER

(b)-(c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Telenav Special Committee and the Telenav Board of Directors; Purposes and Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Purchaser Group for the Merger”

“SPECIAL FACTORS—Position of the Purchaser Group as to the Fairness of the Merger”

“SPECIAL FACTORS—Interests of Telenav’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

“TRANSACTIONS BETWEEN TELENAV AND THE PURCHASER GROUP”

ANNEX A: AGREEMENT AND PLAN OF MERGER

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of Telenav’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Sources and Amounts of Funds or Other Consideration; Expenses”

“THE SPECIAL MEETING OF TELENAV’S STOCKHOLDERS—Votes Required”

“THE MERGER AGREEMENT”

“VOTING AND SUPPORT AGREEMENT”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT—Transactions in Common Stock”

ANNEX A: AGREEMENT AND PLAN OF MERGER

Item 6. Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND MERGER”

“SPECIAL FACTORS—Certain Effects of the Merger”

“THE MERGER AGREEMENT—Consideration to be Received in the Merger”

“THE MERGER AGREEMENT—Payment for the Common Stock”

“THE MERGER AGREEMENT—Treatment of Options”

“THE MERGER AGREEMENT— Treatment of RSUs”

“THE MERGER AGREEMENT— Treatment of the ESPP”

ANNEX A: AGREEMENT AND PLAN OF MERGER

(c)	(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Telenav Special Committee and the Telenav Board of Directors; Purposes and Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Purchaser Group for the Merger”

“SPECIAL FACTORS—Position of the Purchaser Group as to the Fairness of the Merger”

“SPECIAL FACTORS—Interests of Telenav’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Plans for Telenav After the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“THE MERGER AGREEMENT”

ANNEX A: AGREEMENT AND PLAN OF MERGER

Item 7. Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference

“SUMMARY TERM SHEET—Recommendation of the Telenav Special Committee and the Telenav Board”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Telenav Special Committee and the Telenav Board of Directors; Purposes and Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Purchaser Group for the Merger”

“SPECIAL FACTORS—Position of the Purchaser Group as to the Fairness of the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

ANNEX A: AGREEMENT AND PLAN OF MERGER

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Telenav Special Committee and the Telenav Board of Directors; Purposes and Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Purchaser Group for the Merger”

“SPECIAL FACTORS—Position of the Purchaser Group as to the Fairness of the Merger”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Recommendation of the Telenav Special Committee and the Telenav Board”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Telenav Special Committee and the Telenav Board of Directors; Purposes and Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Financial Advisor to the Telenav Special Committee”

“SPECIAL FACTORS—Purposes and Reasons of the Purchaser Group for the Merger”

“SPECIAL FACTORS—Position of the Purchaser Group as to the Fairness of the Merger”

“SPECIAL FACTORS—Interests of the Purchaser Group in the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Telenav Special Committee and the Telenav Board of Directors; Purposes and Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Financial Advisor to the Telenav Special Committee”

“SPECIAL FACTORS—Purposes and Reasons of the Purchaser Group for the Merger”

“SPECIAL FACTORS—Plans for Telenav After the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Sources and Amounts of Funds or Other Consideration; Expenses”

“SPECIAL FACTORS—Interests of Telenav’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Interests of the Purchaser Group in the Merger”

“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences of the Merger”

“APPRAISAL RIGHTS”

“THE MERGER AGREEMENT”

ANNEX A: AGREEMENT AND PLAN OF MERGER

Item 8. Fairness of the Transaction

Regulation M-A Item 1014

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Recommendation of the Telenav Special Committee and the Telenav Board”

“SUMMARY TERM SHEET—Opinion of Financial Advisor to the Telenav Special Committee”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Telenav Special Committee and the Telenav Board of Directors; Purposes and Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Financial Advisor to the Telenav Special Committee”

“SPECIAL FACTORS—Purposes and Reasons of the Purchaser Group for the Merger”

“SPECIAL FACTORS—Position of the Purchaser Group as to the Fairness of the Merger”

“SPECIAL FACTORS—Interests of Telenav’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Interests of the Purchaser Group in the Merger”

ANNEX B: OPINION OF B. RILEY SECURITIES, INC.

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND MERGER”

“THE SPECIAL MEETING OF TELENAV’S STOCKHOLDERS—Votes Required”

“PROPOSAL 1: MERGER AGREEMENT PROPOSAL”

“THE MERGER AGREEMENT—Conditions to Completion of the Merger”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Recommendation of the Telenav Special Committee and the Telenav Board”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Telenav Special Committee and the Telenav Board of Directors; Purposes and Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Financial Advisor to the Telenav Special Committee”

ANNEX B: OPINION OF B. RILEY SECURITIES, INC.

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Recommendation of the Telenav Special Committee and the Telenav Board”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Telenav Special Committee and the Telenav Board of Directors; Purposes and Reasons for the Merger; Fairness of the Merger”

(f)	Other Offers. Not applicable

Item 9. Reports, Opinions, Appraisals and Negotiations

Regulation M-A Item 1015

(a)-(b)

Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Opinion of Financial Advisor to the Telenav Special Committee”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Telenav Special Committee and the Telenav Board of Directors; Purposes and Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Financial Advisor to the Telenav Special Committee”

“SPECIAL FACTORS—Financial Projections”

“SPECIAL FACTORS—Sources and Amounts of Funds or Other Consideration; Expenses”

“WHERE YOU CAN FIND ADDITIONAL INFORMATION”

ANNEX B: OPINION OF B. RILEY SECURITIES, INC.

(c)

Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity holder of the Common Stock or by a representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a)-(b)	Source of Funds; Conditions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET—Financing”

“SPECIAL FACTORS—Sources and Amounts of Funds or Other Consideration; Expenses”

“THE MERGER AGREEMENT—Financing”

ANNEX A: AGREEMENT AND PLAN OF MERGER

(c)	Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Financing”

“THE SPECIAL MEETING OF TELENAV’S STOCKHOLDERS—Solicitation of Proxies”

“SPECIAL FACTORS—Sources and Amounts of Funds or Other Consideration; Expenses”

“SPECIAL FACTORS—Interests of Telenav’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT—Financing”

“THE MERGER AGREEMENT—Termination Fees and Expenses”

ANNEX A: AGREEMENT AND PLAN OF MERGER

(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Financing”

“SPECIAL FACTORS—Interests of the Purchaser Group in the Merger”

“THE MERGER AGREEMENT—Financing”

Item 11. Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“CERTAIN INFORMATION REGARDING THE PURCHASER GROUP”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT—Transactions in Common Stock”

“CERTAIN INFORMATION REGARDING THE PURCHASER GROUP”

Item 12. The Solicitation or Recommendation

Regulation M-A Item 1012

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Telenav Special Committee and the Telenav Board of Directors; Purposes and Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Purchaser Group for the Merger”

“SPECIAL FACTORS—Position of the Purchaser Group as to the Fairness of the Merger”

“SPECIAL FACTORS—Interests of Telenav’s Directors and Executive Officers in the Merger”

“THE SPECIAL MEETING OF TELENAV’S STOCKHOLDERS—Votes Required”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

“VOTING AND SUPPORT AGREEMENT”

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Telenav Special Committee and the Telenav Board of Directors; Purposes and Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Purchaser Group for the Merger”

“SPECIAL FACTORS—Position of the Purchaser Group as to the Fairness of the Merger”

Item 13. Financial Statements

Regulation M-A Item 1010

(a)	Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SELECTED CONSOLIDATED FINANCIAL DATA OF TELENAV”

“WHERE YOU CAN FIND ADDITIONAL INFORMATION”

The audited financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2020, filed with the Securities and Exchange Commission on August 21, 2020, as amended by the Company’s Amendment No. 1 to the Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on October 26, 2020, are incorporated herein by reference and included as Exhibits (a)(7) and (a)(8), respectively, hereto. The unaudited financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed with the Securities and Exchange Commission on November 5, 2020, are incorporated herein by reference and included as Exhibit (a)(9) hereto.

(b)	Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a)-(b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND MERGER”

“THE SPECIAL MEETING OF TELENAV’S STOCKHOLDERS—Solicitation of Proxies”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Telenav Special Committee and the Telenav Board of Directors; Purposes and Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Financial Advisor to the Telenav Special Committee”

“SPECIAL FACTORS—Interests of Telenav’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Sources and Amounts of Funds or Other Consideration; Expenses”

Item 15. Additional Information

Regulation M-A Item 1011

(b)

Golden Parachute Compensation. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Interests of Telenav’s Directors and Executive Officers in the Merger” is incorporated herein by reference.

(c)	Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

Regulation M-A Item 1016

(a) (1)	Definitive Proxy Statement of Telenav, Inc. (incorporated by reference to the Telenav, Inc. Schedule 14A filed concurrently with this Transaction Statement with the Securities and Exchange Commission, and incorporated herein by reference (the “Proxy Statement”)).

(a) (2)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(a) (3)	Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a) (4)	Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a) (5)	Press release of Telenav, Inc., dated November 3, 2020 (filed as Exhibit 99.1 to Telenav, Inc.’s Current Report on Form 8-K, filed November 3, 2020 and incorporated herein by reference).

(a) (6)	Press release of Telenav, Inc., dated December 3, 2020 (filed as Exhibit 99.1 to Telenav, Inc.’s Current Report on Form 8-K, filed December 3, 2020 and incorporated herein by reference).

(a) (7)	Telenav, Inc. Annual Report on Form 10-K for the fiscal year ended June 30, 2020, filed August 21, 2020 (incorporated herein by reference).

(a) (8)	Amendment No. 1 to the Telenav, Inc. Annual Report on Form 10-K/A for the fiscal year ended June 30, 2020, filed October 26, 2020 (incorporated herein by reference).

(a) (9)	Telenav, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed November 5, 2020 (incorporated herein by reference).

(b) (1)	Commitment Letter, dated as of November 2, 2020, by and among H.P. Jin, Samuel T. Chen, Digital Mobile Venture Limited and V99, Inc. (included as Exhibit 99.2 to Schedule 13D, filed jointly by H.P. Jin, Samuel T. Chen, Digital Mobile Venture Limited, Fiona Chang, Yi-Ting Chen, Yi-Chun Chen and Changbin Wang on November 12, 2020, and incorporated herein by reference).

(b) (2)	Amendment to Commitment Letter, dated as of December 17, 2020, by and among H.P. Jin, Samuel T. Chen, Digital Mobile Venture Limited and V99, Inc. (filed previously).

(c)	Opinion of B. Riley Securities, Inc. (incorporated herein by reference to Annex B of the Proxy Statement).

(d) (1)	Agreement and Plan of Merger, dated as of November 2, 2020, by and among V99, Inc., a Delaware corporation, Telenav99, Inc., a Delaware corporation, and Telenav, Inc., a Delaware corporation (incorporated herein by reference to Annex A of the Proxy Statement).

(d) (2)	Amendment to Agreement and Plan of Merger, dated as of December 17, 2020, by and among V99, Inc., a Delaware corporation, Telenav99, Inc., a Delaware corporation, and Telenav, Inc., a Delaware corporation (incorporated herein by reference to Annex A of the Proxy Statement).

(d) (2)	Voting and Support Agreement, dated as of November 2, 2020, by and among the stockholders party thereto and Telenav, Inc. (filed as Exhibit 2.1.1 to Telenav, Inc.’s Current Report on Form 8-K, filed November 3, 2020 and incorporated herein by reference ).

(f) (1)	Appraisal Rights, incorporated herein by reference to the section entitled “Appraisal Rights” in the Proxy Statement.

(f) (2)	Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex C of the Proxy Statement).

(g)	None.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2021

TELENAV, INC.

By:	/s/ Steve Debenham
Name:	Steve Debenham
Title:	General Counsel

V99, INC.

By:	/s/ H.P. Jin
Name:	H.P. Jin
Title:	Chief Executive Officer

TELENAV99, INC.

By:	/s/ H.P. Jin
Name:	H.P. Jin
Title:	Chief Executive Officer, President and Treasurer

H.P. Jin

/s/ H.P. Jin

DIGITAL MOBILE VENTURE LIMITED

By:	/s/ Samuel T. Chen
Name:	Samuel T. Chen
Title:	Director

Samuel T. Chen

/s/ Samuel T. Chen

Fiona Chang

/s/ Fiona Chang

Yi-Ting Chen

/s/ Yi-Ting Chen

Yi-Chun Chen

/s/ Yi-Chun Chen

Changbin Wang

/s/ Changbin Wang